 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALAMOS GOLD INC.
(Exact name of the registrant as specified in its charter)

Ontario	001-35783	Not Applicable
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, M5J 2T3
Canada
(Address of principal executive offices)

Gregory Fisher
Chief Financial Officer
(416) 368-9932
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

This Form SD of Alamos Gold Inc. (the “Company”) is filed pursuant to Rule 13q-1 promulgated under the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2023.

(c)    Alternative Reporting

The Company is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision under Item 2.01(c) and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. The Company's payment disclosure required by Form SD is included as Exhibit 2.01. A copy of the Company’s ESTMA report is furnished as Exhibit 99.1 to this Form SD and is also publicly available at https://www.alamosgold.com/sustainability/default.aspx.

The Company is also filing on behalf of Argonaut Gold Inc. (“Argonaut”) and Orford Mining Corporation (“Orford”), each of which are subsidiaries of the Company that the Company acquired in 2024. In respect of each of Argonaut and Orford, the Company is also relying on the alternative reporting provision of Item 2.01 and providing each of their ESTMA reports for the year ended December 31, 2023 to satisfy the requirements of Item 2.01 in respect of those subsidiaries. Argonaut's payment disclosure required by Form SD is included as Exhibit 2.01 and a copy of Argonaut’s ESTMA report is furnished as Exhibit 99.2 to this Form SD. Orford's payment disclosure required by Form SD is included as Exhibit 2.01 and a copy of Orford’s ESTMA report is furnished as Exhibit 99.3 to this Form SD. Each of Argonaut’s and Orford’s ESTMA reports is also publicly available at https://www.alamosgold.com/sustainability/default.aspx.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit	Title

2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL)
99.1	Alamos Gold Inc. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023

99.2	Argonaut Gold Inc. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023
99.3	Orford Mining Corporation Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: September 25, 2024	ALAMOS GOLD INC.

By:	/s/ Gregory Fisher
Name: Gregory Fisher
Title: Chief Financial Officer